EXHIBIT 15

Accountants’ Acknowledgment

PepsiCo, Inc.
Purchase, New York

Ladies and Gentlemen:

Re: Registration Statement on Form S-8 of PepsiCo, Inc. pertaining to The PepsiCo 401(k) Plan for Hourly Employees.

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our reports dated April 23, 2001, July 19, 2001, August 20, 2001 and October 10, 2001 related to our review of interim financial information.

Pursuant to Rule 436(c) under the Securities Act of 1933, such reports are not considered part of a registration statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of sections 7 and 11 of the Act.

Very truly yours, /s/ KPMG LLP

New York, New York
January 2, 2002